SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2006
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☐                    Form 40-F  ☑
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(Registrants)

Date: February 22, 2006		Signed:	Donald F. Barnhardt

	By:	Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, February 22, 2006
CPR’s CEO Rob Ritchie Retiring; COO to succeed
Chairman of the Board will also retire
CALGARY, Alberta — The Board of Directors of Canadian Pacific Railway Limited (TSX/NYSE: CP) announced today that Robert J. Ritchie, Chief Executive Officer, plans to retire following the Company’s Annual General Meeting on May 5th, 2006. The Board announced that J.E. (Ted) Newall will also retire from his position as Chairman of the Board following the meeting.
Rob Ritchie joined Canadian Pacific Ltd. in 1970 as a research analyst, and moved to CPR in 1972. He was promoted through increasingly responsible positions. He was appointed President in 1990 and added Chief Executive Officer to his responsibilities in 1995.
“Rob led the company through a period of significant opportunities and challenges,” said Ted Newall, Chairman of the Board. “During his tenure, the CPR was able to rebuild its track network, increase its capacity, renew its locomotive fleet, revitalize its rolling stock, modernize its IT systems and evolve into one of the safest railways in North America. The move of the headquarters to Calgary and the recreation of the CPR as a stand alone company with its own share structure were also significant accomplishments. The value of those shares has more than doubled since the spin-off. It’s a track record Rob can be proud of and we thank him for his dedication, his vision, and leadership.”
Ted Newall joined the Board of Canadian Pacific Limited in 1996. He was appointed to the position of Chairman of the Board of Canadian Pacific Railway Limited when CPR became a stand-alone, publicly traded company.
Speaking on behalf of the Board, Director John Cleghorn said, “Ted has been a strong leader for this Board. He has had a very clear vision from the time of the spin-off of a Board with strong governance principles and he has firmly guided its development towards that vision. His wise counsel and leadership have been key to ensuring that Canadian Pacific Railway continues to prosper after 125 years.” The Board announced that it intends to appoint Mr. Cleghorn Chairman of the Board following the Annual General Meeting..
The CPR Board also announced its intention to appoint Fred Green as Chief Executive Officer following the Annual General Meeting on May 5, 2006. Mr. Green joined CPR in 1978 and has worked from coast to coast in positions throughout Operations and

Marketing. He was named President in November 2005 and has led multiple initiatives that have significantly improved the fluidity of the railway.
“Fred has a record of strong leadership in the organization. He knows our business from the shipper with a product to move through to the train crew who delivers it at destination,” said Mr. Ritchie. “I have every confidence that Fred and his management team will lead CPR to even greater success.”
Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Railway is marking its 125th anniversary in 2006. For more information, visit CPR’s website at www.cpr.ca.

Contacts:

Media:	Investment community:

Leslie Pidcock	Paul Bell
Tel: (403) 319-6878	Vice-President, Investor Relations
Cell: (403) 835-1560	Tel: (403) 319-3591
leslie_pidcock@cpr.ca	investor@cpr.ca